Stellar Acquisition III Inc.

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

October 2, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoola, Special Counsel

Re:	Stellar Acquisition III Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed August 15, 2018

File No. 333-224227

Dear Ms. Ayoola:

Stellar Acquisition III Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 18, 2018 (the “Comment Letter”) regarding Amendment No. 2 to our Registration Statement on Form S-4 (the “Registration Statement”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in bold font type. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement. We have today filed with the Commission Amendment No. 3 to the Registration Statement (“Amendment No. 3”), reflecting a number of updating changes and, to the extent indicated below, our responses to the Staff’s comments. A marked version of the Registration Statement, in the form filed with the Commission today, is being transmitted to the Staff identifying all changes between Amendment No. 2 and Amendment No. 3 to the Registration Statement.

General

1.	We note your response to prior comment 11. Please revise your registration statement to disclose the material terms of both the warrants and rights issued as part of your Series F Preferred Stock financing and the 506(c) offering that you provided in your response letter. Additionally, on page F-75, you indicate that only the investors in the 5th and 6th round of your Series F Preferred Stock financing received these warrants and rights. Please provide a description of the material terms of these transactions and describe the investors of Series F Preferred Stock that received these warrants and rights. Finally, please file your PhunCoin, Inc. TRA and Warrant to Purchase Shares of Series F Preferred Stock and PhunCoins as exhibits, or tell us why they are not material.

Response: Phunware has included additional disclosure on page F-73 regarding the material terms of the Warrants for Series F Preferred Stock, page F-74 to include additional disclosure related to the PhunCoin Warrant issued as part of the Series F Preferred Stock financing, and has further updated pages F-71 and F-72 to include additional disclosure related to the 506(c) offering that was provided in the last response letter.

Securities and Exchange Commission

October 2, 2018

With respect to the Staff’s comment on description of the material terms of the transactions, Phunware has previously disclosed the aggregate shares issued, the per share cost, and the aggregate proceeds received in cash and digital currencies. Phunware respectfully submits that the foregoing disclosures, taken together with the additional disclosure noted above, now includes all the material terms of the Series F Preferred Stock financing.

With respect to the Staff’s comment regarding the investors of Series F Preferred Stock financing, all of such investors, including those in the 5th and 6th rounds, are accredited investors within the meaning of Regulation D, Rule 501(a), promulgated by the Securities and Exchange Commission under the Securities Act.

Lastly, Phunware has authorized the Company to file the PhunCoin, Inc. TRA and the Warrant to Purchase Shares of Series F Preferred Stock and PhunCoin, as Exhibit 10.22 and Exhibit 10.23, respectively.

Frequently Used Terms, page 1

2.	We note your response to prior comment 3 that neither the assets resulting from the sale of rights or pursuant to the Token Generation Event nor related liabilities will be included in the determination of the merger consideration. Please revise the definition of “merger consideration” to so clarify.

Response: As previously noted, the parties have discussed the effect of the rights offering and the token generation event on the determination of the merger consideration and expect that, if an amendment to the Merger Agreement is executed, the amendment will provide that, for computation purposes, neither the assets resulting from the sale of rights or pursuant to the token generation event, nor the liabilities associated therewith, will be included in the determination of the merger consideration. In response to the Staff’s comment, Stellar has updated the definition of merger consideration based on the parties’ preliminary agreement thereupon. The parties have not as yet, however, executed an amendment to the Merger Agreement, or agreed to the final terms thereof. We anticipate that, upon such amendment, the definition of “merger consideration” will be revised to make the foregoing clarification. In addition, the prospectus/proxy statement will be revised to refer to other material changes effected by the amendment, and the amendment will be included in the Annexes to the proxy statement/prospectus.

Securities and Exchange Commission

October 2, 2018

Risk Factors

The Successor’s certificate of incorporation will designate a state or federal court located within .... page 63

3.	Please reconcile your disclosure that claims shall be brought in the Court of Chancery of the State of Delaware “or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware” (emphasis added) with Article VI, Section G of the Form of Certificate of Incorporation annexed as Exhibit A, or advise.

Response: The Company has updated its disclosure on pages 65 and 66 of Amendment No. 3 to reflect the Staff’s comment.

Stellar and Phunware Unaudited Pro Forma Condensed Combined Financial Statements

Pro forma Adjustments to the Unaudited Condensed Combined Financial Statements, page 159

4.	Revise you disclosure in note (C)(7) to state that Stellar is the legal acquirer, not the accounting acquirer.

Response: The Company has updated its disclosure on page 164 of the Registration Statement to address the Staff’s comment.

Information About Phunware

Overview, page 190

5.	Please clarify your revised disclosures where you refer to 2 billion Phunware IDs “each month across [y]our network” and explain how this compares to the 1 billion of “monthly” active unique devices.

Response: Phunware has revised page 196 of Amendment No. 3 to address the Staff’s comment

PhunCoin

6.	We are still reviewing your responses to prior comments 13 and 14 regarding your PhunCoin rights offering and prospective PhunCoin offerings.

Response: The Company acknowledges the Staff’s comment and will await further comments, if any, to Phunware’s earlier responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 207

7.	We note your revised disclosures in response to prior comment 18. Please revise further to state as of which period the 1 million MAUDs was calculated and provide a comparable measure for each period in which financial statements are presented. Also, your reference to database events and petabytes of information appears to be a cumulative measure. Therefore, please revise to disclose such information for each period in which the financial statements are presented or tell us why you believe this information is not necessary. Lastly, clarify why this information is valuable to data subscribers such that it drives your data subscription services.

Response: Phunware has revised page 213 of Amendment No. 3 to update its disclosure to remove specific figures around MAUD’s and Phunware ID’s. Phunware has further updated its disclosure to clarify why this information is valuable to data subscribers.

Securities and Exchange Commission

October 2, 2018

Results of Operations

Comparison of Three and Six Months Ended June 30, 2018 and 2017

8.	Please explain further to us the facts and circumstances that resulted in the release of $6.3 million from a revenue share liability, which appears to be the main contributor to the increase in application transaction revenue to date in fiscal 2018.

Response: The Company has been advised by Phunware that it had a revenue share agreement in place with its customer Fetch Media Group, Ltd. (“Fetch”), whereby a revenue share based on revenue targets was to be paid to Fetch based on the amount of application transaction revenue business they conducted with Phunware. This revenue share arrangement was recorded as a reduction of revenue (and an increase in accrued liabilities) each period under the agreement. Phunware had a partner liability accrual of $6.3 million as of March 31, 2018 and December 31, 2017 related to its revenue share agreement with Fetch. In April 2018, Fetch signed an unconditional release agreement with Phunware with respect to their accrued revenue share liability of approximately $6.3 million releasing Phunware from any further obligations. Phunware evaluated ASC 405-20 in determining the timing and extinguishment of the accrued revenue share liability, and thus recorded the extinguishment of the liability (and increase in revenue) in the second quarter of 2018.

Stellar Acquisition III Inc. and Subsidiary

Notes to Condensed Interim Consolidated Financial Statements

Note 4 — Related Party Transactions

Related Party Loans, page F-27

9.	Revise your disclosures with regards to the “Fifth Extension Notes” to indicate that the promissory note was issued to Phunware on June 23, 2018 and not May 22, 2018. Also expand your disclosures, either here or in a subsequent events footnote, to include a discussion of the notes issued on July 23, 2018.

Response: The Company has updated its disclosure on page F-28 of Amendment No. 3 to reflect the Staff’s comment.

Securities and Exchange Commission

October 2, 2018

Phunware, Inc.

Notes to Unaudited Condensed Financial Statements

Note 2. Summary of Significant Account Policies

Digital Currencies, page F-66

10.	We note your response to prior comment 19. As previously requested, please analyze for us whether your digital assets meet the definition of an intangible asset and the consideration you gave to the application of that accounting to your current portfolio of digital currencies. Also, cite the specific guidance you relied upon to measure such assets at fair value and explain why you believe such guidance applies.

Response: Phunware has advised us that it reassessed the classification of its cryptocurrency holdings and revised its financial statements to characterize such holdings as indefinite lived intangible assets in accordance with ASC 350-30. Phunware will state the carrying amounts of any cryptocurrencies it holds, or hereafter acquires, at historical cost less any impairment charges that may be needed to reduce the cryptocurrencies to their estimated recoverable values. Phunware believes that a decline below cost in the quoted price on an active exchange is currently the best indicator as to when it is more likely than not that a cryptocurrency is impaired.

Phunware acquired its digital currency holdings during the six months ended June 30, 2018 at a historical cost basis of $1,268 (all amounts in thousands). During the six months ended June 30, 2018, Phunware sold digital currency holdings with a historical cost of $165 for cash proceeds of $175, which resulted in a realized gain of $10. Phunware reduced the carrying amount of these assets by $334 to a fair value of $769 at June 30, 2018, then fully liquidated them for $738 by September 7, 2018. Accordingly, Phunware does not believe it is necessary to revise, nor has it revised, any of the cryptocurrency amounts presented in its condensed consolidated financial statements for the six months ended June 30, 2018. Nonetheless, Phunware has made the following revisions to certain financial statement line item descriptions and footnote disclosures:

●	The unrealized loss of $21 and $334 reported in Phunware’s condensed consolidated statements of operations for the three and six months ended June 30, 2018 which was originally described as unrealized losses on digital currencies, has been revised as an impairment charge of cryptocurrency holdings.

●	The unrealized loss of $334 reported as an adjustment to reconcile Phunware’s net loss to net cash used in operating activities in Phunware’s condensed consolidated statement of cash flows for the six months ended June 30, 2018, which was originally described as a change in fair value of digital currencies, has also been revised to an impairment charge in cryptocurrency holdings.

●	Previous accounting policy footnote disclosure with respect to Phunware’s digital currencies relating to fair value of financial instruments has been removed and replaced by an updated accounting policy disclosure on page F-66 of Amendment No. 3 stating that digital currencies are being accounted for as intangible assets in accordance with ASC 350-30 and will be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired

Securities and Exchange Commission

October 2, 2018

For further background, Phunware considered other possible classifications of its cryptocurrencies within the existing GAAP framework. In evaluating whether Phunware’s digital currency holdings meet the definition of cash, Phunware reviewed ASC 305 and the ASC Master Glossary, which states, “cash includes not only currency on hand but demand deposits with bank or other financial institutions.” Although the Master Glossary contains the term “currency,” it does not define the term “currency.” Phunware submits “currency” would be accepted legal tender backed by a government. Accordingly, Phunware believes its digital currency holdings are not cash. Phunware further evaluated whether its digital currency holdings meet the definition of cash equivalents. Again, referencing ASC 305 and the ASC Master Glossary, cash equivalents “are short-term, highly liquid investments that have both of the following characteristics: (a) readily convertible to known amounts of cash, and (b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.” Phunware submits that neither of these characteristics is met; therefore, its digital currency holdings are not cash equivalents. Further, Phunware reviewed the definition of financial instruments per the ASC Master Glossary and also considered ASC 825. Phunware determined that its digital currency holdings do not meet the definition of a financial instrument or financial asset per current GAAP, as cryptocurrencies do not represent a contractual right to receive or exchange cash with another entity or a financial instrument on potentially favorable terms with another entity. Lastly, Phunware reviewed the definition of inventory, noting that cryptocurrencies are not tangible by nature. Furthermore, in evaluating the form and substance of Phunware’s digital currency holdings, Phunware is not a securities broker, and believes its digital currency holdings should not be classified as inventory, as with commodity inventories for brokers. In the absence of any accounting definition specifically for digital assets, Phunware initially believed that its intention to hold cryptocurrencies as short-term investments that could be liquidated in an active market at quoted prices justified the use of fair value accounting based principally on economic substance. Notwithstanding, Phunware acknowledges that cryptocurrencies lack physical substance, have an indeterminate life and are not issued by any counterparty with defined rights and obligations. Accordingly, Phunware concluded that the best available classification within existing GAAP is treat them as intangible assets under ASC 350.

Note 9. PhunCoin, page F-75

11.	Please describe the material rights and obligations of the warrant to receive PhunCoin issued with your preferred stock and the Right to PhunCoin sold in your 506(c) offering. Also, please provide supporting accounting analysis with citation to authoritative literature that identifies and supports the nature of the liability you recognized (e.g. derivative liability, financial liability, contract liability, other nonfinancial liability) and the accounting literature that governs its measurement and recognition. In your response, clarify whether the material terms of the warrants issued with the preferred stock and/or the Rights issued in the 506(c) offering entitle the holder to: share in the profits or residual interests in Phunware or its subsidiaries; use PhunCoin to buy goods and services of other users of the PhunCoin EcoSystem; or use PhunCoin to buy the company’s good and services. Please also reconcile the different accounting you applied when the warrants/rights to PhunCoin were sold as part of a bundle that included preferred stock as compared to when it was sold separately.

Response: Phunware acknowledges the Staff’s comment regarding the material rights and obligations relating to each of the following; (i) the future right to receive PhunCoin (the “PhunCoin Warrant”) that was issued to holders (“Warrantholders”) of Series F Redeemable Convertible Preferred Stock (“Series F Stock”) pursuant to the Series F Warrant Agreement who participated in the fifth and sixth closings of the Series F Preferred Stock financing transaction (“Series F Financing”), and (ii) explicit rights (the “Rights”) to PhunCoin that were issued to investors (“Rightsholders”) pursuant to the Token Rights Agreement (“TRA”) under the 506(c) offering launched in June 2018 (the “506(c) Offering”).

Securities and Exchange Commission

October 2, 2018

Phunware provides the following description of such rights and obligations in each circumstance and also updated applicable F pages in Amendment No. 3 to the Form S-4:

i.	Footnote 8 that appears on page F-74 of Amendment No. 3 has been expanded to reflect the material rights and obligations associated with the future right to receive PhunCoin issued to Warrantholders in the fifth and sixth closing of the Series F Financing transaction, and

ii.	Footnote 7 that appears on page F-71 of Amendment No. 3 has been expanded to reflect the material rights and obligations associated with the Rights sold in the 506(c) Offering.

Material Rights and Obligations Regarding PhunCoin

Overview. Phunware is a technology company that provides digital advertising, marketing and brand recognition solutions to our customers. In furtherance of our business, we formed the PhunCoin, Inc. (“PC Sub”) as the vehicle to develop a blockchain technology-based. We have conceptualized that the marketplace will enable participants to transact business directly with one another using PhunCoin as the means of exchange. In this regard, we believe that we will be using our core competencies to provide a next generation service to holders of PhunCoin without regard to the manner in which they acquired it. While we are still in the early stages of our development initiatives, we currently envision that PhunCoin will be distributed to holders in three potential ways:

(1)	By purchasing PhunCoin directly from the Company in offerings that may be registered under the Securities Act of 1933, as amended, or exempt from registration therefrom, as described elsewhere herein,
(2)	Third-party merchants or brands selling goods or services to users in exchange for PhunCoin, or
(3)	Individuals who provide either services or demographic information directly to PC Sub in exchange for PhunCoin.

We believe that operating a blockchain marketplace requiring the use of PhunCoin to participate will be a trade activity that we will conduct in our ordinary course business. Accordingly, PhunCoin, if and when issued for use on a functioning blockchain will be accounted for as service revenue in accordance with ASC 605, ASC 606, whichever is applicable at the time we issues these tokens. PhunCoin is intentionally not designed as an instrument that would fall into any of the following accounting classifications:

●	Any form of a financial instrument under ASC 825 as described elsewhere herein.

●	A derivative instrument ASC 815-15-83 (a) through (c) as PhunCoin will lack (1) one or more underlyings, (2) a notional amount or payment provision or both, (3) little to no net initial investment and (3) a net settlement providing for settlement by means of contractual provision, outside of contractual provision or by delivery of an asset that would be readily convertible to cash.

●	Equity interests that would fall into the accounting requirements of ASC 505 as PhunCoin does not represent, nor will it be convertible into any form of any equity interest at any time that would provide a holder with rights to participate in our business as an owner by voting or sharing in profits or residual interests.

●	Liability instruments under ASC 480 as they have no redemption feature, will not require us to repurchase equity shares to a holder in exchange for cash or other assets and will not require us to issue a variable number of equity shares in exchange for a fixed amount of principal or any other form of creditor rights.

Securities and Exchange Commission

October 2, 2018

After reviewing multiple elements of GAAP, Phunware believes the accounting for the Rights should be a contract liability under ASC 605 (or ASC 606 effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019 for Phunware). However, Phunware concluded that the contract liability under the TRA and the PhunCoin Warrant differ from one another. Phunware believes a contract liability exists when it receives funds for Rights in the 506(c) Offering as an obligation to deliver PhunCoin exists and will record deferred revenue in current liabilities for proceeds received in the 506(c) Offering. Alternatively, PhunCoin Warrantholders are entitled to receive their PhunCoin, if and only if, PC Sub, completes a Token Generation Event. As the Token Generation Event has not yet occurred and the PhunCoin Ecosystem has yet to launch, and neither event is certain to occur, Phunware believes that no contract liability exists as there is no obligation to deliver PhunCoin to Warrantholders as of the date of the PhunCoin Warrant and as of the date of presentation of the financial statements in the Registration Statement.

Material Rights Related to PhunCoin. None of the Rightsholders, Warrantholders, nor eventual holders of PhunCoin will be entitled to share in the profits or residual interests of Phunware or its subsidiaries. The rights associated with PhunCoin are expected to allow the holder to buy goods and services of other users of the PhunCoin Ecosystem or of Phunware’s goods and services. However, the nature and extent of such rights is unknown at this time as the PhunCoin Ecosystem has not yet been launched, the Token Generation Event has not yet been consummated and the PhunCoin has not yet been issued.

PhunCoin Inc.’s Obligations with Respect to the Token Issuance. While all PhunCoin to be issued by PC Sub will have identical rights and attributes, PC Sub’s obligation to issue PhunCoin under the Series F Financing and 506(c) Offering are different.

Under the Series F Financing, PC Sub is under no obligation to issue PhunCoin unless it completes a Token Generation Event (which for purposes of the Series F Financing is referred to as an “Initial Coin Offering”). Furthermore, if for any reason, or no reason at all, PC Sub does not complete a Token Generation Event, there is no mechanism for Warrantholders to compel PC Sub (or Phunware) to provide settlement of their right to receive PhunCoin.

In contrast, PC Sub is required under the TRA to issue PhunCoin to the holders of the Rightsholders no later than one year following the date the Rightsholder entered into the TRA (the “Issuance Date”) unless prior to that date there is a “Dissolution Event” or a Token Generation Event has not occurred (and such date is not extended pursuant to the terms of the TRA), in which event the TRA (and the obligation to issue PhunCoin) is terminated. Upon a Dissolution Event, if there are any remaining proceeds from the 506(c) Offering that have not been utilized by PC Sub in its operations or for the development of the PhunCoin Ecosystem, such remaining proceeds are required to be distributed pro rata to the Rightsholders following any distributions to holders of PC Sub’s capital stock or debt, if any. A “Dissolution Event” occurs if there has been (i) a voluntary termination of PC Sub’s operations, (ii) a general assignment for the benefit of PC Sub’s creditors, (iii) a change of U.S. laws that make the use or issuance of PhunCoin or the Token Generation Event impractical or unfeasible, or (iv) any other liquidation, dissolution or winding up of PC Sub. None of these events is within the control of the Rightsholders. If PC Sub determines in its judgement that a Dissolution Event has occurred prior to the Issuance Date, or if a Token Generation Event has not occurred by the Issuance Date (and such date is not subsequently extended by PC Sub pursuant to the terms of the TRA), the TRA terminates and the Rightsholder would not have the right to require PC Sub to issue PhunCoin.

Securities and Exchange Commission

October 2, 2018

Based on our analysis of PhunCoin as the final deliverable and the rights and obligations specific to the Token Rights Offering and future right to PhunCoin that was bundled in the Series F Financing transaction, we are accounting for each as follows:

Accounting for PhunCoin Rights Under the 506(c) Offering

The ASC Master Glossary defines a contract liability under ASC 605 (or ASC 606 effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019 for Phunware) as, “an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer.” Phunware believes that when it does receive proceeds related to its 506(c) Offering, that it should account for the receipt of such proceeds as a contractual liability, as it has an obligation to issue PhunCoin as described more fully above. Phunware is currently evaluating whether the delivery of PhunCoin in a Token Generation Event is a separate performance obligation in the TRA under ASC 606. As of the date of this letter, Phunware has not issued any PhunCoin. Phunware will account for the recognition of the completion of its performance obligations under ASC 606 (annual period beginning after December 15, 2018, or fiscal year beginning January 1, 2019).

In evaluating other GAAP, Phunware believes the Rights to receive PhunCoin should not be accounted for as a derivative liability under ASC 815, as the Rights are not a derivative instrument. Further, Phunware believes the Rights should not be accounted for as a financial liability under ASC 480, as the TRA is not a contract that imposes an obligation to deliver cash or another financial instrument or require an exchange of other financial instruments on potentially unfavorable terms. In addition, Phunware believes accounting for the Rights is not a non-financial liability or contingent liability under ASC 450 as there is not an uncertainty; rather, the Rightsholder has remitted to Phunware a specific amount of funds for the right to receive a specific amount of PhunCoin. Lastly, the TRA expressly states that it is not equity, so Phunware believed equity treatment under ASC 505 was not appropriate either.

As of the balance sheet dates presented PC Sub. has not received any proceeds from its 506(c) offering.

Securities and Exchange Commission

October 2, 2018

Accounting for PhunCoin issuable under the Series F Financing

Phunware segregated the PhunCoin Warrant, from the other instruments issued in the Series F Financing transaction: the Series F Stock and Series F Stock Warrants. Any rights associated with those instruments survive the occurrence or nonoccurrence of a Token Generation Event in evaluating certain GAAP. In evaluating the accounting for the PhunCoin Warrant, Phunware evaluated ASC 480 noting that the PhunCoin Warrant is not within scope as it does not require Phunware (or PC Sub) to repurchase shares and it does not require Phunware (or PC Sub) to settle the obligation. Phunware further evaluated ASC 815 and noted that the PhunCoin Warrant is not a derivative instrument under ASC 815-10-15-99 because they cannot be net-settled (1) under the contract terms; (2) through a market mechanism; or (3) by delivery of a derivative instrument or asset readily convertible to cash.

The obligation to issue PhunCoin in this instance is conditioned upon its completion of a Token Generation Event. As stated elsewhere herein, there is no mechanism by which a Warrantholder may compel any form of a settlement of this right should PC Sub (or Phunware) decide for any reason, or no reason at all, to not complete a Token Generation Event or is unsuccessful in its efforts to complete a Token Generation Event. Phunware contends that due to a lack of an obligation to complete a Token Generation Event, no liability exists under any relevant GAAP as it relates to the PhunCoin Warrant.

Although Phunware contends it does not have any liability treatment under GAAP due to the fact there is no obligation to consummate the Token Generation Event and provide PhunCoin Warrantholders with PhunCoin, if there were such an obligation in the PhunCoin Warrant, Phunware submits this would be treated as a contract with revenue and non-revenue elements under ASC 605. Phunware notes that the PhunCoin Warrant contains both revenue (the PhunCoin) and non-revenue elements (the Series F Stock and Series F Stock Warrant.) As Phunware is still subject to ASC 605, allocation of the non-revenue elements is a reduction in revenue to the extent of the proceeds received. Phunware contends that the allocation of the fair value of both the Series F Stock and the Series F Stock Warrant were appropriately made in the financial statements. Thus, there was no revenue recorded as a result of this transaction.

Securities and Exchange Commission

October 2, 2018

12.	You state on page 191 that you intend to use the proceeds from the Rights Offering to fund the development of the PhunCoin Ecosystem. Please tell us whether the proceeds from the Rights Offering are refundable if the Token Generation Event is not consummated. If so, revise to clarify the terms under which such funds may be returned to investors.

Response: Phunware has advised the Company that the proceeds from the 506(c) Offering are generally not refundable if the Token Generation Event is not consummated. However, in the event a Dissolution Event occurs prior to the termination of the TRA, if there are any remaining proceeds from the 506(c) Offering that have not been utilized by PC Sub. in its operations or for the development of the PhunCoin Ecosystem, Phunware has also advised the Company that such remaining proceeds would be distributed pro rata to Rightsholders following any distributions to holders of PC Sub’s capital stock or debt, if any. Phunware has updated its disclosure on page F-71 of Amendment No. 3 to reflect the Staff’s comment

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Jeffrey W. Rubin, Esq. at jrubin@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ George Syllantavos
George Syllantavos
Co-Chief Executive Officer

cc:	Jeffrey W. Rubin, Esq.
Ellenoff Grossman & Schole LLP